Exhibit 99.8

Consent of Independent Registered Chartered Accountants

We consent to the use of our reports dated February 11, 2011 relating to the consolidated financial statements of ARC Resources Ltd. (which report expresses an unqualified opinion and includes an emphasis of matter paragraph relating to the early adoption of Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1582 “Business Combinations”, CICA Handbook Section 1601 “Consolidated Financial Statements” and CICA Handbook Section 1602 “Non-Controlling Interests”) and the effectiveness of ARC Resources Ltd.’s internal control over financial reporting appearing in this Annual Report on Form 40-F of ARC Resources Ltd. for the year ended December 31, 2010.

(signed) “Deloitte & Touche LLP”

Independent Registered Chartered Accountants

Calgary, Canada

March 28, 2011